Vanguard Short-Term Corporate Bond Index Fund
Vanguard Intermediate-Term Corporate Bond Index Fund

Supplement to the Prospectus Dated December 20, 2013

Prospectus Text Changes
In the More on the Funds section and the Investing With Vanguard section, the following text replaces similar text under "Purchase and Transaction Fees":

Purchase and Transaction Fees
Vanguard Intermediate-Term and Long-Term Corporate Bond Index
Funds charge fees of 0.25% and 1.00%, respectively, on all purchases of shares, including shares that you purchase by exchange from another Vanguard fund. In addition, the Short-Term and Intermediate-Term Corporate Bond Index Funds each reserve the right to impose a transaction fee on any purchase that, in the opinion of the advisor, would disrupt efficient management of the Fund. The advisor believes that it may be necessary to impose a transaction fee of 0.25% for the Short-Term Corporate Bond Index Fund and a transaction fee of 0.50% for the Intermediate-Term Corporate Bond Index Fund. The advisor may impose this transaction fee if an investor's aggregate purchases into a Fund over a 12-month period exceed, or are expected to exceed, $100 million for the Short-Term Corporate Bond Index Fund or $50 million for the Intermediate-Term Corporate Bond Index Fund.

Purchases that result from reinvested dividend or capital gains distributions are not subject to these purchase and transaction fees. Unlike a sales charge or load paid to a broker or a fund management company, purchase and transaction fees are paid directly to the Fund to offset the costs of buying securities.

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Vanguard Marketing Corporation, Distributor. PS 1942 072014